UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-23157
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
A.C. MOORE ARTS & CRAFTS, INC.
130 A.C. Moore Drive
Berlin, New Jersey 08009

A.C. MOORE
ARTS & CRAFTS, INC.
401(k) PLAN
Financial Statements
December 31, 2007

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
December 31, 2007

INDEPENDENT AUDITORS’ REPORT
To the Trustees
A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Berlin, New Jersey
          We have audited the accompanying statements of net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
          Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year included on page 9 and the schedule of delinquent participant contributions on page 10 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Stockton Bates, LLP
Certified Public Accountants
Philadelphia, Pennsylvania
June 25, 2008

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Statements Of Net Assets Available For Benefits

December 31:	2007	2006

ASSETS:

Cash	$42,485	$11,929

Investments, at fair value:

Corporate stocks — common	1,445,734	3,280,135
Common/collective trusts	1,894,202	1,956,103
Registered investment companies	10,145,539	9,357,065
Participant loans	481,351	502,030

Total investments	13,966,826	15,095,333

Receivables:

Employer contributions	5,071	5,141
Participants’ contributions	32,714	32,563

	37,785	37,704

Total assets	14,047,096	15,144,966

LIABILITIES:

Excess participant contributions payable	134,560	—

NET ASSETS AVAILABLE FOR BENEFITS	$13,912,536	$15,144,966

See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Statement Of Changes In Net Assets Available For Benefits

Year Ended December 31, 2007:

ADDITIONS:

Additions to net assets attributed to:

Investment income:
Net decrease in fair value of investments (See Note 4)	$(528,368)
Interest and dividends	281,906

(246,462)

Contributions:
Employer	283,263
Participants	1,882,101

2,165,364

Total additions	1,918,902

DEDUCTIONS:

Deductions from net assets attributed to:

Benefits paid to participants	3,139,642
Administrative expenses	11,690

Total deductions	3,151,332

Net decrease	(1,232,430)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	15,144,966

End of year	$13,912,536

See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2007
1.	DESCRIPTION OF PLAN:
          The following description of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
          The A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the Plan) was established in 1999 by A.C. Moore Arts & Crafts, Inc. (the Company) to provide for retirement income and financial protection in the event of death or retirement of covered employees and to provide for the financial protection and compensation of employees in the event of permanent disability. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Most administrative expenses are paid directly by the Company.
          All employees of the employer and participating affiliates who are at least 21 years of age and have completed 1/4 year of service are eligible to participate in this Plan, except non-resident aliens, and employees who are members of a union who bargained separately for retirement benefits during negotiations. Employees will become participants in the Plan on the entry date coincident with or next following the date they meet the participation requirements. The entry dates for the Plan are the first day of each month.
          Participants may elect to contribute up to 100 percent of their annual compensation, subject to IRS limitations. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2007.
          Each participant’s account is credited with the participant’s and employer’s contribution and related plan earnings, transfer contributions and rollovers. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
          The Company generally remits employee deferral and Company matching contributions to the plan on a weekly basis.
          BISYS Plan Services provides record keeping services for the Plan’s Trustee, Frontier Trust Company, FSB. The employees’ and employer’s contributions were deposited in a fund held by the Trustee during the year.
          Participants may direct the investment of their account balances among alternative investment funds provided under the Plan.
          Participants are immediately vested in their voluntary contributions and any transfers or rollovers plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after 3 years of credited service.
          On termination of service, the normal form of payment to a participant is a lump sum. An optional form of payment is installments payable in cash or in kind, or part cash and part in kind over a period not to exceed the participant’s expected lifetime, or the joint future lifetime of the participant and spouse.
          Plan assets allocated to the accounts of persons who have terminated with the Company but have not withdrawn from the Plan approximate $2,776,000 at December 31, 2007.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2007
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
          Basis of Accounting:
          The accompanying financial statements have been prepared on the accrual basis of accounting.
          Valuation of Investments:
          The Plan’s investments are stated at fair value and consist of shares in mutual funds, common/collective trusts and common stock of A.C. Moore Arts & Crafts, Inc. (plan sponsor). The investments are held and managed by Frontier Trust Company, FSB. Security transactions in these funds and common stock are recorded on a trade date basis. The value of the mutual funds fluctuates to reflect the fair market values of the securities held in these funds.
          Use of Estimates:
          Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.
          Forfeitures:
          Employer contributions for the years ended December 31, 2007 and 2006 were reduced by $7,805 and $16,854, respectively, from forfeited non-vested accounts. At December 31, 2007 forfeited non-vested accounts totaled $2,629.
          Loans:
          Loans are available to all participants in the Plan on a uniform and nondiscriminatory basis. Loans must bear a reasonable rate of interest and be adequately secured. A participant may borrow any amount up to 50% of their vested account balance, subject to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months. Repayment of a loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and repaid within five years, except for the purchase of a primary residence.
3.	TAX STATUS:
          The plan obtained its latest determination letter on June 14, 2005, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2007
4.	INVESTMENTS:
          Investments that represents 5% or more of fair value of the Plan’s net assets are as follows:

December 31:	2007	2006

A.C. Moore Arts & Crafts, Inc.	$1,445,734	$3,280,135
ML Retirement Preservation Trust	1,894,202	1,956,103
Black Rock Basic Value Fund Class A	1,344,214	1,474,355
DWS Core Fixed Income Fund Class A	1,182,466	1,360,562
Growth Fund of America	1,804,322	1,748,436
Munder Small Cap Value Fund	1,485,603	1,929,944
Black Rock S&P 500 Index Fund Class I	798,488	779,312
Thornburg International Value Class A	1,523,545
          During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by ($528,368) as follows:

Common stock	$(1,023,607)
Registered investment companies (mutual funds)	495,239

$(528,368)

5.	RISKS AND UNCERTAINTIES:
          The Plan provides for investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
6.	PLAN TERMINATION:
          Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.

     A.C. Moore Arts & Crafts, Inc.
     401(k) Plan
Notes To Financial Statements
December 31, 2007
7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
          A reconciliation of net assets available for benefits as reported on the financial statements to that reported on the Form 5500 follows:

December 31:	2007	2006

Net assets available for benefits per the financial statements	$13,912,536	$15,144,966

Receivable employer contributions	(5,071)	(5,141)

Receivable participants’ contributions	(32,714)	(32,563)

Return of excess contributions	134,560	—

NET ASSETS AVAILABLE FOR BENEFITS, PER FORM 5500	$14,009,311	$15,107,262

          A reconciliation of net increase in net assets available for benefits as reported on the financial statements to that reported on Form 5500 follows:

Year Ended December 31, 2007:
Net decrease in net assets available for benefits per the financial statements	$(1,232,430)

Difference in employer contributions	70

Difference in participants’ contributions	(151)

Return of excess contributions	134,560

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PER FORM 5500	$(1,097,951)

          The above differences are attributable to the financial statements being reported on the accrual basis of accounting, while certain items on Form 5500 are being reported on the cash basis, namely contributions. In addition, unrealized appreciation (depreciation) and dividend income are combined for Form 5500 reporting purposes.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2007
8.	PROHIBITED TRANSACTIONS:
          During 2007, the Company failed to remit to the Plan’s Trustee certain employee contributions totaling $45,045 within the period prescribed by the Department of Labor regulations. Delays in remitting contributions to the Trustee were due to administrative errors. The Company made a payment in the amount of $268 on February 12, 2007 to compensate the participants for lost income due to the delays. The amount was determined by utilizing the Department of Labor Guidelines.
9.	EXCESS PARTICIPANT CONTRIBUTIONS PAYABLE:
          The Plan failed the discrimination test for the year ended December 31, 2007. Excess contributions amounting to $134,560 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant directed contributions.
          The Plan reimbursed these excess contributions to plan participants during 2008.

SUPPLEMENTAL INFORMATION

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Plan 001 EI# 22-3527763
Attachment to Form 5500, Schedule H, Part IV, (i)
Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2007:
(a)	(b)	(d) #		(e)
			Par Value/	Market
	Identity of Issue	Cost	Units	Value

	(c) Description of Investment

	Common Stock:

*	A.C. Moore Arts & Crafts, Inc.		105,144.2	$1,445,734

	Common/Collective Trusts:

	ML Retirement Preservation Trust		1,894,201.5	1,894,202

	Registered Investment Companies:

	Alliance Bernstein 2015 Retirement Strategy A		1.6	19
	Alliance Bernstein 2020 Retirement Strategy A		756.0	9,177
	Alliance Bernstein 2030 Retirement Strategy A		525.7	6,565
	Alliance Bernstein 2040 Retirement Strategy A		1,049.2	13,356
	BlackRock Basic Value Fund Class A		45,336.0	1,344,214
	BlackRock S&P 500 Index Fund Class I		44,335.8	798,488
	DWS Core Fixed Income Fund Class A		110,407.6	1,182,466
	Evergreen Health Care Fund Class A		9,219.6	190,293
	Federated Government Income Securities		16,017.8	142,399
	Growth Fund of America		53,828.2	1,804,322
	MFS Utilities Fund Class A		34,543.0	668,406
	Munder Small Cap Value Fund		61,312.6	1,485,603
	RCM Technology Fund		10,321.9	521,874
	The Oakmark Equity and Income Fund		11,894.0	318,403
	Thornburg International Value Class A		45,889.9	1,523,545
	Victory Special Value A		7,458.1	136,409

				10,145,539

	Participant Loans (160 loans at interest ranging from 4.0% to 10.5%, maturing through 2016):

	Loan Fund		—	481,351

	TOTAL			$13,966,826

*	Represents a party-in-interest to the Plan.

#	Not applicable, all investments are participant directed.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Plan 001 EIN 22-3527763
Attached to Form 5500, Schedule H, Part IV, Line 4a
Schedule Of Delinquent Participant Contributions
As of December 31, 2007

Participant Contributions	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected
Transferred Late to the	Contributions	Contributions Corrected	Contributions Pending	Under VFCP and
Plan	Not Corrected	Outside VFCP	Corrections in VFCP	PTE 2002-51
$45,045				$45,045

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

Date: June 27, 2008	By:	/s/ RODNEY B. SCHRIVER
Rodney B. Schriver
Administrator